Exhibit 99.1

OBOOK Holdings Inc. (OWLS) Secures Money Transmitter

License in Nevada, Expanding U.S. Regulatory Footprint to 41 States

Strengthening its “Compliance-First” foundation, OwlTing establishes a strategic node in Nevada to unlock high-volume global commerce

Arlington, Virginia, United States, January 14, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (the “Company” or “OwlTing”), a global fintech company operating as the OwlTing Group, today announced that it has obtained a Money Transmitter License (MTL)1 from the State of Nevada. This milestone expands the Company’s regulatory coverage to 41 U.S. states, marking a significant step in its mission to build a highly compliant, cross-border payment network for global enterprises.

The Nevada license follows a rigorous and comprehensive regulatory review process. This achievement underscores OwlTing’s long-standing compliance-first strategy and its unwavering commitment to maintaining robust regulatory standards in a rapidly evolving financial landscape.

By securing this license, OwlTing reinforces its ability to provide secure settlement and payment solutions2 to merchants and partners within the state, further integrating the U.S. market with its broader global network.

“A Nevada MTL is a critical addition to our U.S. infrastructure,” said Darren Wang, Founder and CEO at OwlTing Group. “Las Vegas is a global convergence point for hospitality, tourism, and international commerce. Securing this license allows us to serve these transaction-intensive sectors, ensuring that our growth is built on a foundation of trust and long-term sustainability.”

Beyond the United States, the Company continues to advance its global regulatory roadmap. OwlTing currently operates under a Virtual Asset Service Provider (VASP) license in the EU and an Electronic Payment Intermediary Service Provider (Bank API) license in Japan. To support partner onboarding and enterprise deployment worldwide, the Company is actively progressing licensing preparations in Hong Kong, Singapore, and select markets across Latin America.

[1]

As of January 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 41 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

[2]	All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

About OBOOK Holdings Inc.

OBOOK Holdings Inc. (NASDAQ: OWLS) is a global fintech company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights statistics, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category in the digital currency sector. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a next-gen payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

OBOOK Holdings Inc. Investor Relations

ir@owlting.com